Exhibit (a)(8)


TO:          All Cirrus Employees

FROM:        Dave French

DATE:        November 20, 2002

SUBJECT:     Cirrus Logic Stock Option Exchange Program


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I am pleased to announce that the Cirrus Logic Board of Directors has approved a voluntary stock option cancel and reissue program for employees. Due to the recent downturn in the semiconductor industry and the economy in general, many Cirrus employees hold stock options where the option price of the stock grant is substantially higher than current market value. Because the intent of granting stock options to employees is to provide equity ownership and interest in the success of Cirrus Logic, we evaluated the alternatives and the Board of Directors approved this cancel and reissue program.

This stock option exchange program will allow employees to cancel outstanding options in exchange for a new option grant. The exchange will be 1 for 0.75, which means that for each option to purchase one share of common stock you tender, you will receive an option to purchase 0.75 of one share of common stock in return. The date and strike price of the new option grant will be established no less than six months plus one day following the cancellation date of the original options, and it is our intent to grant these new options as soon as reasonably possible after this period has passed. This six months and one day stipulation is a requirement of accounting rules, which would otherwise require Cirrus to take a significant accounting charge over the life of the stock options.

When you tender your existing options and receive a new option grant, your vesting will start over from the date of the new option grant with the following vesting schedule:

     20% of your new options will vest on the six-month anniversary of the new grant date

     20% of your new options will vest on the twelve-month anniversary of the new grant date

     60% of your new options will vest monthly over the next 36 months

The following option plans are included in this stock option exchange program:

     Cirrus Logic 2002 Stock Option Plan
     Cirrus Logic 1996 Stock Option Plan
     ShareWave 1996 Flexible Stock Incentive Plan
     Stream Machine 2001 Stock Plan

If you decide to participate in the program, which is voluntary, you must turn in all of your outstanding options in each of these plans. You are not required to participate and if you do not, you will retain the options you have been granted.

The following option plans are NOT included in this stock option exchange program:

     Cirrus Logic 1987 Stock Option Plan
     LuxSonor Semiconductors 1995 Stock Plan (referred to as the M-PACT Plan) Peak Audio 2001 Stock Option Plan
     AudioLogic 1992 Stock Option Plan
     Stream Machine 1996 Stock Plan

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If you hold  options  under  these  plans,  you will  continue  to hold  them in accordance with their terms. They are not impacted by this exchange program. In other words, if you hold options under both the Cirrus Logic 1987 Stock Option Plan and the Cirrus Logic 1996 Stock Option Plan, by electing to participate, you would turn in all of your options under the 1996 Stock Option Plan but not any of your options under the 1987 Stock Option Plan.

Today we filed the appropriate documents with the Securities and Exchange Commission to begin the cancel and reissue process.

A package with detailed program information, a listing of your stock option grants, instructions and critical dates will be mailed to your home. Please stay tuned for more information on this program, including an e-mail notification once the packages are mailed.

In addition to individual packages of employee information, we will schedule informational meetings in Texas, California and Colorado with dial-in access for remote employees.

I am excited about offering this program to all of you for your consideration.